

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Or Kles
Chief Financial Officer
My Size, Inc.
HaYarden 4, POB 1026
Airport City, Israel, 7010000

> **Re: My Size, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2020**
> **File No. 333-251679**

Dear Mr. Kles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Larry Spirgel at (202) 551-3815 or Alexandra Barone at (202) 551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary Emmanuel, Esq., McDermott Will & Emery LLP